Mail Stop 4561

November 25, 2008

Michael S. Hahn
President & Chief Executive Officer
Pacific Coast National Bancorp
905 Calle Amanecer, Suite 100
San Clemente, California 92673

RE: Pacific Coast National Bancorp
     Pre 14A
     Filed on November 7, 2008
     File Number 0-51960

Dear Mr. Hahn:

      We have examined your revised, draft material supplied to the staff November 20, 2008, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide supporting worksheets and detailed calculations for the amounts
   presented in the pro forma financial statements. Please ensure that this information is
   cross-referenced to and reconciles to the individual specific pro forma financial
   statement comments contained below.

Terms of the TARP Capital Purchase Program, Page 7

2. Please tell us how you determined the effective blended dividend rate on the Senior
   Preferred Stock of 5.25% presented in the fourth paragraph of page 7.

3. Please revise to clarify that this blended dividend rate represents the blended cash
   dividend rate and does not include the amortization of the preferred stock discount
   related to the warrant issued to the Treasury.

Pro Forma Financial Information, page 10

4. Please revise your introductory paragraph to the pro forma financial information to
   provide an expanded disclosure of the transaction, including but not limited to:
   - The terms and conditions of each of the components of the TARP Capital
     Purchase Program affecting the presented pro forma financial information;
   - The assumptions made related to the use of proceeds and its impact on the
     presented pro forma financial information;
   - Where the historical financial information is derived from;
   - A summary of how this transaction is expected to impact your ongoing and
     future financial results.

Unaudited Pro Forma Consolidated Balance Sheet, page 11

5. Please revise to provide a separate footnote for each account impacted by the
   transaction that would allow a reader to determine how each individual adjustment
   was determined and quantify the impact of each adjustment to reconcile historical and
   pro forma financial information. For instance, we are unable to currently reconcile the
   historical and pro forma amounts in the Cash and cash equivalents line items. Also, it
   is not clear to us why there is an adjustment to the Other Liabilities line item given
   your disclosure in Note (2) that proceeds from the sale of Investment Preferred Stock
   are assumed to be invested in federal funds sold.

6. Please include a separate footnote detailing the assumptions made related to the use of proceeds and its impact on individual line items.

7. Please revise to separately present in the body of Shareholders' Equity each individual line item impacted by or resulting from this transaction. For instance, we would expect to see a separate presentation of the components of Senior Preferred Stock, namely Investment Preferred Stock and Warrant Preferred Stock, on the face of the financial information.

8. Please provide us the methodology used in determining the fair value of and accounting for the Investment Preferred Stock and Warrant Preferred Stock, and the resulting discounts on Investment Preferred Stock and Warrant Preferred Stock. Please tell us the assumptions you used in determining the accretion period(s) of both discounts.

Unaudited Pro Forma Consolidated Statement of Operations, page 12

9. Please revise to separately present the accretion amounts of the discount on both Investment Preferred Stock and Warrant Preferred Stock and its impact on the Net income (loss) available to common shareholders. It appears to us that the amount currently presented in the Effect of dividend on preferred shares line item only includes the cash dividends payable on the Investment Preferred Stock and Warrant Preferred Stock. Please revise Note (4) accordingly.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

If you have any questions regarding these comments please contact Amit Pande, Accounting Branch Chief, at 202-551-3423. Any other questions can be directed to David Lyon at 202-551-3421, or me at 202-551-3464.

Sincerely,

Kathryn McHale
Senior Attorney

By FAX: Craig M. Scheer
FAX number 202-337-5502